04018125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fano Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 Bowman Avenue
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Garrow 914-580-9110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens, P.C.
(Name – *if individual, state last, first, middle name*)

708 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Garrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fano Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FANO SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITOR

To the Members
Fano Securities LLC

We have audited the accompanying statement of financial condition of Fano Securities LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fano Securities LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2004

Fano Securities LLC

Statement of Financial Condition

December 31, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 919,998
Due from clearing broker	1,954,260
Prepaid fund expenses	357,971
Total Current Assets	3,232,229
PROPERTY AND EQUIPMENT, net	360,734
OTHER ASSETS	38,391
	$ 3,631,354

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 94,609
Floor brokerage payable	34,000
Fund expenses payable	447,417
Other liabilities	94,228
Total Current Liabilities	670,254
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBERS' CAPITAL	2,961,100
	$ 3,631,354

The accompanying notes are an integral part of these financial statements.

Fano Securities LLC
Notes to Financial Statements

1. THE COMPANY

The Company was organized as a limited liability company on March 3, 1997. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") to act as a broker-dealer and does not carry customer accounts. Under its articles of organization, the Company will cease business on December 31, 2040. The Company is a subsidiary of Fano Holdings Inc. ("The Parent").

The majority of the Company's clients are located in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

b. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years.

c. Cash Equivalents

The Company classifies investments with maturity dates of three months or less when purchased as cash equivalents. At December 31, 2003, the Company's cash equivalents consisted principally of money market accounts and a certificate of deposit, which totaled approximately $370,100.

d. Prepaid Fund Expense/Fund Expenses Payable

The Company provides third party purchased research and services to certain of its customers in exchange for commission income at a multiple of bills paid. For customers for whom research and services has been provided or other expenses incurred and paid but no corresponding commissions have been earned, the Company records a prepaid asset for such payments as of the balance sheet date. The Company reviews these accounts on a customer-by-customer basis and maintains an allowance for doubtful accounts accordingly.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

d. Prepaid Fund Expense/Fund Expenses Payable – (Cont'd)

If the Company has earned commissions but has not provided the necessary services, the Company records a fund expense payable as of the balance sheet date at the respective customer's multiple of bills rate.

e. Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a partnership whereby payment of federal and state income taxes is the responsibility of the individual members.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,196,338, which was $2,096,338 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2003.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Equipment	$ 202,827
Computer software	203,331
Furniture and fixtures	50,654
Leasehold improvements	232,623
Total at cost	689,435
Less: Accumulated depreciation	(328,701)
Net Property and Equipment	$ 360,734

5. RELATED PARTY TRANSACTIONS

A principal of the accounting firm that provides bookkeeping/tax services to the Company is also a beneficial owner of the Company
The Company provides trading, brokerage and other related services on behalf of an affiliated (through common ownership) Company.

Fano Securities LLC
Notes to Financial Statements
(Continued)

6. COMMITMENTS

The Company is obligated under a noncancellable operating leases for its office facilities. The leases expire 2004 and 2011. The approximate aggregate future minimum rentals on the leases are as follows:

Year Ending December 31,	
2004	317,000
2005	266,000
2006	269,000
2007	271,000
2008	277,000
After 2008	754,000
	$ 2,154,000

The Company is also obligated to pay real estate and operating cost escalations under the leases. An irrevocable standby letter of credit for $320,000 has been established by the Company as a security deposit on one of the leases.

The Company subleases part of the office facilities. The annual rental income under these subleases, which expire in 2004 and 2005, is approximately $118,200 and $60,000, respectively. .

7. CONTINGENCIES

In 2003, a former employee and director of the Company, who is a current shareholder of the Parent, filed a notice of claim against the Parent, the Company's President (also a shareholder of the Parent) and an officer of the Parent, alleging mismanagement of the company. The claim seeks judicial dissolution of the Company and damages. The litigation is in its early stages and the Company believes the claim has no merit and intends to defend itself vigorously. Legal counsel has advised management that at this stage no opinion can be formed as to the outcome, nor can an estimate be made of any potential loss.

In January 2004, the Company and the Parent filed notice of claim against the former employee and director of the Company referred to in the above paragraph. The claim seeks damages for breach of fiduciary duty, tortious interference with clients and employees, breach of contract and unjust enrichment. Defendant has filed a motion of dismissal and or/stay of action pending arbitration. The case is in its earliest stages and legal counsel has advised management that no opinion can be formed as to the outcome.

7. CONTINGENCIES (Cont'd)

In September 2003, a former employee and director of the Company, initiated an arbitration proceeding before the NASD Dispute Resolution, Inc. alleging that the Parent, the Company and the Company's President breached its obligation under a severance agreement entered into between the parties on December 24, 2002. In particular, it is alleged that these persons failed to make certain payments which were due to him pursuant to the agreement. The former employee seeks $500,000 for the alleged breach of contract. The Parent, Company and Company's president have counterclaimed for approximately $333,000 in damages for breach of contract. The case is in its earliest stages and the Company intends to defend itself vigorously. Legal counsel has advised management that at this stage no opinion can be formed as to the outcome, nor can an estimate be made of any potential loss.

In March 2003 a former employee of the Company filed a Statement of Claim against the Company with the Dispute Resolution, Inc. The Statement of Claim asserts claims for severance, unpaid bonuses and expenses of approximately $49,000. The matter is now in the discovery phase. The Company intends to defend itself vigorously. Legal counsel has advised management that at this stage no opinion can be formed as to the outcome, nor can an estimate be made of any potential loss.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No.107, " Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable or financial instruments, which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, due from clearing broker, accounts payable and accrued expenses, and floor brokerage payable, it is assumed that the carrying amount approximates fair value because of the near term maturities of such instruments.

9. CREDIT/CONCENTRATION RISKS

a. The Company maintains balances in financial institutions which exceed the maximum levels of insurance provided by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). At December 31, 2003, such excess amounted to approximately $954,400.

b. The Company does not require collateral or other security to support financial instruments subject to credit risk.

10. DEFINED CONTRIBUTION PLAN

The Company maintains a money purchase pension and profit sharing plan. The plan covers all eligible employees. On May 15, 2003, the Company terminated the Money Purchase Plan. The Company contributes to the Profit Sharing plan on a discretionary basis. The Company will not make a contribution to the plan for the year ended December 31, 2003.

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Fano Securities LLC

In planning and performing our audit of the financial statements and supplementary schedules of Fano Securities LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An independently owned and operated member of Moore Stephens North America, Inc. a member of Moore Stephens International Limited - members in principal cities throughout the world

NEW YORK OFFICE 708 THIRD AVE., NEW YORK, NY 10017-4109 TEL 212 682-1234 FAX 212 687-8846 WWW.MOORE-CPA.COM
Member of the American Institute of Certified Public Accountants SEC and Private Companies Practice Sections

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2004